UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

31 March 2026

Unilever PLC
Publication of 2026 Notice of Annual General Meeting

Unilever PLC ("Unilever") announces that its 2026 Annual General Meeting ("AGM") will be held on Wednesday, 13 May 2026, 11.30am at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG.

In connection with the AGM, the following documents have been posted or made available to the shareholders today:

●
2026 Chair's letter and Notice of AGM ("AGM Notice")
●
Proxy forms for the 2026 AGM

The 2026 AGM Notice has also been published on the Company's website at: www.unilever.com/agm.

In compliance with UK Listing Rule 6.4.1, copies of the 2026 AGM Notice and the form of proxy will in due course be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/P/ KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 31 March 2026